Consolidated Financial Statements

Consolidated Statement of Income
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2005	2004	2004	2004	2004
		Restated (see Note 2)
Interest, Dividend and Fee Income
Loans	$1,798	$1,696	$1,693	$1,639	$1,715
Securities	428	367	363	354	392
Deposits with banks	112	104	114	115	105

	2,338	2,167	2,170	2,108	2,212

Interest Expense
Deposits	793	679	652	692	721
Subordinated debt	47	48	48	47	50
Preferred shares and capital trust securities (Note 2)	25	33	30	31	30
Other liabilities	275	231	200	183	184

	1,140	991	930	953	985

Net Interest Income	1,198	1,176	1,240	1,155	1,227
Provision for credit losses (Note 3)	43	(13)	(110)	5	15

Net Interest Income After Provision for Credit Losses	1,155	1,189	1,350	1,150	1,212

Non-Interest Revenue
Securities commissions and fees	266	241	242	301	271
Deposit and payment service charges	179	187	188	184	187
Trading revenues	101	22	59	69	50
Lending fees	75	81	89	70	77
Card fees	88	73	81	28	79
Investment management and custodial fees	75	75	81	76	75
Mutual fund revenues	102	96	98	96	88
Securitization revenues	20	43	46	45	43
Underwriting and advisory fees	87	79	73	104	87
Investment securities gains (Note 2)	37	37	5	93	40
Foreign exchange, other than trading	45	45	39	53	40
Insurance income	41	37	37	34	31
Other	97	57	83	98	38

	1,213	1,073	1,121	1,251	1,106

Net Interest Income and Non-Interest Revenue	2,368	2,262	2,471	2,401	2,318

Non-Interest Expense
Employee compensation (Note 6)	926	825	919	935	953
Premises and equipment	303	324	311	315	302
Amortization of intangible assets	24	25	27	26	26
Travel and business development	50	69	60	59	51
Communications	28	35	33	34	36
Business and capital taxes	24	29	23	24	23
Professional fees	61	71	58	66	67
Other	117	115	107	106	103

Total Non-Interest Expense	1,533	1,493	1,538	1,565	1,561

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	835	769	933	836	757
Income taxes	219	213	286	241	232

	616	556	647	595	525
Non-controlling interest in subsidiaries	14	5	4	4	4

Net Income	$602	$551	$643	$591	$521

Preferred share dividends	$8	$5	$9	$9	$8
Net income available to common shareholders	$594	$546	$634	$582	$513
Average common shares (in thousands)	501,268	500,635	502,177	502,619	501,218
Average diluted common shares (in thousands)	512,941	513,355	514,800	516,430	515,683

Earnings Per Share (Canadian $)
Basic	$1.18	$1.08	$1.27	$1.16	$1.02
Diluted	1.16	1.06	1.24	1.12	1.00
Dividends Declared Per Common Share	0.44	0.44	0.40	0.40	0.35

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

BMO Financial Group First Quarter Report 2005  19

Consolidated Financial Statements

Consolidated Balance Sheet
(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2005	2004	2004	2004	2004
		Restated (see Note 2)
Assets

Cash Resources	$20,292	$18,045	$20,788	$22,266	$19,762

Securities
Investment	15,174	15,017	15,633	18,385	18,730
Trading	38,009	35,444	34,977	39,004	38,730
Loan substitutes	11	11	11	11	11

	53,194	50,472	50,621	57,400	57,471

Loans
Residential mortgages	57,038	56,444	55,969	54,512	53,098
Consumer instalment and other personal	25,728	24,887	24,568	23,623	22,411
Credit cards	4,525	3,702	3,530	3,405	3,363
Businesses and governments	45,886	44,559	47,241	45,926	44,498
Securities borrowed or purchased under resale agreements	24,487	22,609	22,727	25,613	22,709

	157,664	152,201	154,035	153,079	146,079
Customers’ liability under acceptances	4,475	5,355	5,498	5,024	5,243
Allowance for credit losses (Note 3)	(1,314)	(1,308)	(1,487)	(1,667)	(1,737)

	160,825	156,248	158,046	156,436	149,585

Other Assets
Derivative financial instruments	22,778	25,448	19,325	21,424	22,095
Premises and equipment	2,012	2,020	2,021	2,030	2,027
Goodwill	1,602	1,507	1,589	1,415	1,343
Intangible assets	486	480	549	578	567
Other (Note 2)	32,905	10,974	9,005	11,507	12,544

	59,783	40,429	32,489	36,954	38,576

Total Assets	$294,094	$265,194	$261,944	$273,056	$265,394

Liabilities and Shareholders’ Equity

Deposits
Banks	$24,488	$20,654	$22,320	$23,996	$26,584
Businesses and governments	81,306	79,614	81,678	84,465	75,951
Individuals	76,538	74,922	77,061	76,466	75,534

	182,332	175,190	181,059	184,927	178,069

Other Liabilities
Derivative financial instruments	21,913	23,973	18,081	19,959	21,802
Acceptances	4,475	5,355	5,498	5,024	5,243
Securities sold but not yet purchased	11,783	10,441	10,295	10,624	9,669
Securities lent or sold under repurchase agreements	23,425	21,345	21,307	25,212	24,141
Other (Note 2)	32,579	12,156	8,467	10,263	9,924

	94,175	73,270	63,648	71,082	70,779

Subordinated Debt (Note 7)	2,909	2,395	2,462	2,488	2,460

Preferred Share Liability (Notes 2 & 8)	450	450	850	850	850

Capital Trust Securities (Note 2)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,492	4,453	4,414	4,379	4,347
Contributed surplus	12	10	8	21	20
Net unrealized foreign exchange loss	(432)	(497)	(173)	(57)	(178)
Retained earnings	9,006	8,773	8,526	8,216	7,897

	13,078	12,739	12,775	12,559	12,086

Total Liabilities and Shareholders’ Equity	$294,094	$265,194	$261,944	$273,056	$265,394

The accompanying notes to consolidated financial statements are an integral part of these statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

20  BMO Financial Group First Quarter Report 2005

Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2005	January 31, 2004
		Restated (see Note 2)
Preferred Shares
Balance at beginning of period (as previously reported)	$1,046	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 2)	(450)	(850)

Balance at beginning of period (as restated)	596	596

Balance at End of Period	596	596

Common Shares
Balance at beginning of period	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	18	14
Issued under the Stock Option Plan	35	75
Issued on the exchange of shares of a subsidiary corporation	2	1
Repurchased for cancellation (Note 8)	(16)	(1)

Balance at End of Period	3,896	3,751

Contributed Surplus
Balance at beginning of period	10	3
Stock option expense (Note 6)	2	2
Gain on treasury shares, net of applicable income taxes	—	15

Balance at End of Period	12	20

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(497)	(195)
Unrealized gain on translation of net investments in foreign operations	180	50
Hedging loss	(176)	(51)
Income taxes	61	18

Balance at End of Period	(432)	(178)

Retained Earnings
Balance at beginning of period	8,773	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities (Note 2)	(42)	—

	8,731	7,566
Net income	602	521
Dividends — Preferred shares	(8)	(8)
— Common shares	(220)	(175)
Common shares repurchased for cancellation (Note 8)	(99)	(7)

Balance at End of Period	9,006	7,897

Total Shareholders’ Equity	$13,078	$12,086

The accompanying notes to consolidated financial statements are an integral part of these statements.

BMO Financial Group First Quarter Report 2005  21

Consolidated Financial Statements

Consolidated Statement of Cash Flows
(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2005	January 31, 2004
		Restated (see Note 2)
Cash Flows from Operating Activities
Net income	$602	$521
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	7	14
Net gain on investment securities	(44)	(54)
Net increase in trading securities	(2,565)	(3,735)
Provision for credit losses	43	15
Gain on sale of securitized loans	(19)	(33)
Change in derivative financial instruments
(Increase) decrease in derivative asset	2,670	(879)
Increase (decrease) in derivative liability	(2,060)	1,087
Amortization of premises and equipment	95	89
Amortization of intangible assets	24	26
Future income tax expense	51	81
Net decrease in current income taxes	(281)	(905)
Change in accrued interest
Increase in interest receivable	(47)	(7)
Increase (decrease) in interest payable	(2)	10
Changes in other items and accruals, net	(2,161)	(1,626)

Net Cash Used in Operating Activities	(3,687)	(5,396)

Cash Flows from Financing Activities
Net increase in deposits	6,390	6,518
Net increase in securities sold but not yet purchased	1,342	1,414
Net increase in securities lent or sold under repurchase agreements	2,080	74
Net increase (decrease) in liabilities of subsidiaries	(245)	13
Repayment of subordinated debt	—	(400)
Proceeds from issuance of subordinated debt	500	—
Proceeds from issuance of common shares	53	89
Proceeds from sale of treasury shares	—	149
Common shares repurchased for cancellation	(115)	(8)
Dividends paid	(228)	(184)

Net Cash Provided by Financing Activities	9,777	7,665

Cash Flows from Investing Activities
Net increase in interest bearing deposits with banks	(1,670)	(528)
Purchase of investment securities	(4,085)	(7,399)
Maturities of investment securities	2,050	3,186
Proceeds from sales of investment securities	2,420	5,330
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(2,844)	(1,845)
Proceeds from securitization of loans	743	145
Net increase in securities borrowed or purchased under resale agreements	(1,878)	(1,711)
Premises and equipment — net purchases	(63)	(71)
Acquisitions (Note 5)	(194)	(2)

Net Cash Used in Investing Activities	(5,521)	(2,895)

Net Increase (Decrease) in Cash and Cash Equivalents	569	(626)
Cash and Cash Equivalents at Beginning of Period	2,606	2,515

Cash and Cash Equivalents at End of Period	$3,175	$1,889

The accompanying notes to consolidated financial statements are an integral part of these statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

22  BMO Financial Group First Quarter Report 2005

Notes to Consolidated Financial Statements

For the three months ended January 31, 2005 (Unaudited)

Note 1     Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2004 as set out on pages 87 to 122 of our 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2004, except as described in Note 2.

Note 2     Changes in Accounting Policies

Liabilities and Equity

On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (CICA) new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holders’ option be classified as liabilities. We reclassified $450 million of our Class B Preferred shares, Series 4 and 6 from share capital to preferred share liability. In addition, we also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded as non-controlling interest in subsidiaries in other liabilities to capital trust securities. The dividends declared on those preferred shares as well as the distributions made on those capital trust securities are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.

We have restated prior periods’ financial statements to be consistent with the new presentation, as is required under the new rules. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
(Canadian $ in millions)	2005	2004	2004	2004	2004
Increase (decrease) in net income

Consolidated Statement of Income
Interest Expense — Preferred shares and capital trust securities	$(25)	$(33)	$(30)	$(31)	$(30)
Non-controlling interest in subsidiaries	11	11	10	11	11
Income taxes	9	10	9	9	8

Net Income	(5)	(12)	(11)	(11)	(11)
Preferred share dividends	5	12	11	11	11

Change in Net Income available to common shareholders	$—	$—	$—	$—	$—

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
(Canadian $ in millions)	2005	2004	2004	2004	2004
Increase (decrease)

Consolidated Balance Sheet
Preferred share liability	$450	$450	$850	$850	$850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Other liabilities	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Share capital	(450)	(450)	(850)	(850)	(850)

Variable Interest Entities

On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (VIEs). VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.

Beginning on November 1, 2004, we consolidated certain of our customer securitization vehicles. We have grouped the assets and liabilities of these VIEs into other assets and other liabilities, respectively, and all impacts on net income before provision for income taxes have been recorded in non-interest revenue — other, as it is our intention to restructure these VIEs. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in shareholders’ equity of $42 million. The impact on shareholders’ equity relates to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to interest rate risk. These derivatives have qualified for hedge accounting since they were consolidated. These unrealized losses will be recognized as income over the life of the related swaps. The impact on our Consolidated Statement of Income was an increase in non-interest revenue — other of $3 million for the three months ended January 31, 2005. Prior period financial statements have not been restated for this change.

BMO Financial Group First Quarter Report 2005  23

Notes to Consolidated Financial Statements

Merchant Banking Investments

On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The difference between cost and fair value has been recognized in the current period. The impact on our Consolidated Statement of Income, including the initial adjustment to fair value on November 1, 2004 and changes in fair value over the first quarter, was an increase of $32 million in non-interest revenue — investment securities gains (losses), an increase in income tax expense of $11 million and an increase in net income of $21 million for the three months ended January 31, 2005. The impact on our Consolidated Balance Sheet was an increase of $32 million in investment securities as at January 31, 2005.

Note 3     Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended
	January 31,	January 31,
(Canadian $ in millions)	2005	2004
Balance at beginning of period	$1,308	$1,791
Provision for credit losses
Specific	43	55
General	—	(40)
Recoveries	16	32
Write-offs	(72)	(109)
Foreign exchange and other	19	10

Balance at end of period	$1,314	$1,739

Comprised of:
Loans	$1,314	$1,737
Other credit instruments	—	2

Note 4     Securitization

During the three months ended January 31, 2005, we securitized residential mortgages totalling $742 million for total cash proceeds of $743 million. The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.75 years, a prepayment rate of 9.75%, an interest rate of 4.99% and a discount rate of 3.73%. There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $5 million of gains in non-interest revenue — securitization revenues, $30 million of deferred purchase price in other assets and $6 million of servicing liability in other liabilities related to the securitization of those loans.

Note 5     Acquisition

Mercantile Bancorp, Inc.

On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI’s operations have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Mercantile
(Canadian $ in millions)	Bancorp, Inc.
Cash resources	$111
Securities	166
Loans	622
Premises and equipment	24
Goodwill	75
Core deposit intangible asset	19
Other assets	38

Total assets	1,055

Deposits	752
Other liabilities	109

Total liabilities	861

Purchase price	$194

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

24  BMO Financial Group First Quarter Report 2005

Note 6     Employee Compensation

Stock Options

During the three months ended January 31, 2005, we granted a total of 1,432,200 stock options. The weighted-average fair value of these options was $10.34 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2005
Expected dividend yield	3.1%
Expected share price volatility	22.8%
Risk-free rate of return	4.2%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended
	January 31,	January 31,
(Canadian $ in millions, except earnings per share figures)	2005	2004
Stock option expense included in employee compensation expense	$2	$2

Net income, as reported	$602	$521	(1)
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	3	10

Pro forma net income	$599	$511

Earnings Per Share
Basic, as reported	$1.18	$1.02
Basic, pro forma	1.18	1.00
Diluted, as reported	1.16	1.00
Diluted, pro forma	1.15	0.97

(1)	Restated, refer to Note 2.

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004
Benefits earned by employees	$31	$28	$4	$4
Interest cost on accrued benefit liability	51	49	11	11
Actuarial loss recognized in expense	16	19	3	3
Amortization of plan amendment costs	1	1	(1)	(2)
Expected return on plan assets	(57)	(54)	(1)	(1)

Benefits expense	42	43	16	15
Canada and Quebec pension plan expense	12	13	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$57	$59	$16	$15

Note 7     Subordinated Debt

On January 21, 2005, we issued $500 million of subordinated debt under our Canadian Medium Term Note Program. The issue, Series C Medium Term Notes, First Tranche, is due January 2015. Interest on this issue is payable semi-annually at a fixed rate of 4.00% until January 21, 2010, and at a floating rate equal to the rate on three month bankers’ acceptances plus 1.00% (paid quarterly) thereafter to maturity.

BMO Financial Group First Quarter Report 2005  25

Notes to Consolidated Financial Statements

Note 8     Share Capital

During the quarter, we repurchased 2,046,500 common shares for $115 million, representing an average cost of $56.16 per share. There have been 3,425,900 common shares repurchased under the existing normal course issuer bid that expires on August 6, 2005 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	January 31, 2005
		Principal
	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	500,647,639	3,896	—

Total outstanding share capital — classified as equity		$4,492

Stock options issued under stock option plan		n/a	30,626,305 common shares

(a)	For additional information refer to Notes 18 and 19 to our consolidated financial statements for the year ended October 31, 2004 on pages 108 to 111 of our 2004 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a — not applicable

Note 9     United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended
	January 31,	January 31,
	2005	2004(1)
Net Income — Canadian GAAP	$602	$521
United States GAAP adjustments	(52)	(129)

Net Income — United States GAAP	$550	$392

Earnings Per Share
Basic — Canadian GAAP	$1.18	$1.02
Basic — United States GAAP	1.08	0.74
Diluted — Canadian GAAP	1.16	1.00
Diluted — United States GAAP	1.06	0.72

(1)	For the three months ended January 31, 2004, net income — Canadian GAAP has been restated to conform to the current period’s presentation (see Note 2). Consequently, the United States GAAP adjustments amount for that period has also been restated to reflect this change. However, net income as well as earnings per share — United States GAAP remain the same as previously reported.

26  BMO Financial Group First Quarter Report 2005

Note 10     Operating and Geographic Segmentation

(Canadian $ in millions)
				Corporate	Total	Teb	Total		United	Other
For the three months ended January 31, 2005	P&C	PCG	IBG	Support(1)	(teb basis)	adjustments	(GAAP basis)	Canada	States	Countries
Net interest income	$874	$140	$275	$(63)	$1,226	$(28)	$1,198	$889	$311	$26
Non-interest revenue	412	341	433	27	1,213	—	1,213	830	335	48

Total Revenue	1,286	481	708	(36)	2,439	(28)	2,411	1,719	646	74
Provision for credit losses	74	1	25	(57)	43	—	43	52	(2)	(7)
Non-interest expense	762	367	372	32	1,533	—	1,533	1,088	418	27

Income before taxes and non-controlling interest in subsidiaries	450	113	311	(11)	863	(28)	835	579	230	54
Income taxes	156	40	75	(24)	247	(28)	219	203	68	(24)
Non-controlling interest in subsidiaries	—	—	—	14	14	—	14	8	6	—

Net Income	$294	$73	$236	$(1)	$602	$—	$602	$368	$156	$78

Average Assets	$122,939	$7,050	$161,133	$5,032	$296,154	$—	$296,154	$203,403	$71,211	$21,540

Goodwill (As At)	$671	$825	$103	$3	$1,602	$—	$1,602

				Corporate	Total	Teb	Total		United	Other
For the three months ended January 31, 2004(2)	P&C	PCG	IBG	Support(1)	(teb basis)	adjustments	(GAAP basis)	Canada	States	Countries
Net interest income	$814	$138	$324	$(11)	$1,265	$(38)	$1,227	$859	$361	$45
Non-interest revenue	387	332	396	(9)	1,106	—	1,106	791	279	36

Total Revenue	1,201	470	720	(20)	2,371	(38)	2,333	1,650	640	81
Provision for credit losses	75	2	44	(106)	15	—	15	(31)	46	—
Non-interest expense	759	392	381	29	1,561	—	1,561	1,055	478	28

Income before taxes and non-controlling interest in subsidiaries	367	76	295	57	795	(38)	757	626	116	53
Income taxes	125	22	90	33	270	(38)	232	201	64	5
Non-controlling interest in subsidiaries	1	—	—	3	4	—	4	—	4	—

Net Income	$241	$54	$205	$21	$521	$—	$521	$425	$48	$48

Average Assets	$112,720	$6,905	$144,500	$3,992	$268,117	$—	$268,117	$175,631	$69,988	$22,498

Goodwill (As At)	$407	$856	$77	$3	$1,343	$—	$1,343

(1)	Corporate Support includes Technology and Solutions.
(2)	Restated, see Intergroup allocations.

Operating Groups

We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Client Group
Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

BMO Financial Group First Quarter Report 2005  27

Notes to Consolidated Financial Statements

Corporate Support, including Technology and Solutions

Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’ results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Inter Group Allocations

On November 1, 2004, we implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups. The impact of these changes on the prior period results are as follows:

(Canadian $ in millions) increase/(decrease)
				Corporate
For the three months ended January 31, 2004	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(17)	$8	$—	$9	$—
Non-interest revenue	14	(8)	(5)	(1)	—

Total Revenue	(3)	—	(5)	8	—
Provision for credit losses	(1)	1	—	—	—
Non-interest expense	(1)	1	(6)	6	—

Income before taxes and non-controlling interest in subsidiaries	(1)	(2)	1	2	—
Income taxes	—	(1)	—	1	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$(1)	$(1)	$1	$1	$—

Average Assets	$(1,814)	$1,814	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments. The taxable equivalent adjustment for the Bank was $28 million for the three months ended January 31, 2005, and $38 million for the three months ended January 31, 2004.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.

Geographic Information

We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

28  BMO Financial Group First Quarter Report 2005